SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at March 15, 2007

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 15, 2007

Print the name and title of the signing officer under his signature.

    Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON UPDATES DRILLING AT G-9 DEPOSIT:
SIGNIFICANT NEW HIGH GRADE INTERSECTION MADE IN SOUTHEAST ZONE
NEW ZONE INTERSECTED NORTH OF SAN RAPHAEL FAULT

March 15, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd., (TSX:FAN) ("Farallon " or "the Company") is pleased to provide the latest results of core drilling at the Company's Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. The latest results are all from the G-9 deposit. Significant intersections of high grade mineralization continue to be made. Drilling continues and is focused on G-9 and a new sulphide lens located in the footwall of the San Raphael Fault.

The latest results are from 6 exploration holes. Assays are pending from a further 7 holes and will be released when received. Results from these new holes are included in the attached G-9 Assay Table. Hole locations are shown on the attached G-9 Drill Hole Location Map.

The new drilling results are highlighted below:

TABLE OF DRILLING RESULTS INCLUDING 596 AND 598

Drill Hole Number	Deposit	From (metres)	To (metres)	Interval (metres)	Interval (feet)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
596	G9	534.65	542.95	8.30	27.2	2.96	240	0.89	0.91	10.79
598	G9	285.85	294.50	8.65	28.4	2.25	122	1.52	0.84	24.27

Both these holes and those awaiting assay are extremely significant additions to the resource base of G-9. Hole 598 is a 50 metre step-out to the west of the high grade Southeast zone. It is the highest grade intercept at G-9 to date and increases the size and grade of the planned high grade starter mining area, thereby increasing the duration of mining such high grades during the initial years of future mine production.

Hole 596 is potentially more significant as it is the first intersection of G-9 type mineralization north of the San Raphael fault. An additional 50 metre step-out intersections from this "discovery" hole is awaiting assay results and another hole is in progress. It is evident that these holes have opened up the area north of the fault to further G-9 type discoveries. The massive sulphide horizon intersected in Hole 596 is related to a package of felsic volcanic rocks that are stratigraphically below the El Largo, Naranjo and El Rey deposits north of the fault. It opens up the potential for additional mineralization similar to G-9 in a large area north of the San Raphael fault and consequently, offers even further exploration potential to the project.

Dick Whittington said: "The results from Hole 598 are extremely gratifying. To be intersecting our highest grade intercepts at this stage in the project's development is unusual and speaks to the ongoing potential at G-9. We expect to be able to put a robust, high grade starter mining area together.
Hole 596 is also very good news and supports our geologists' patience and persistence in searching for another G-9 deposit. It is early days yet but this discovery has the potential to significantly expand the resource potential in the G-9 area. We are reviewing our drilling plans and will be assessing our priorities over the near term with a view to moving both drills to this new area.

Our objectives for this year's drilling program (News Release dated January 24, 2007) were twofold: first, to add to the high grade Southeast zone of G-9 and secondly, to discover another G-9. We appear to be making good progress toward both these objectives."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

For further details on Farallon Resources Ltd. and its Campo Morado property and photographs of the decline development work, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for pits and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

                                                     CAMPO MORADO ASSAY TABLE

Drill Hole Number		From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au EQ1 g/t	Ag EQ2 g/t	Cu EQ3%	Zn EQ4%
305		298.80	303.30	4.50	4.50	3.30	210	1.22	0.79	4.73	13.5	930	7.07	14.7
307		327.40	335.15	7.75	7.00	0.56	65	1.53	0.52	5.20	9.5	660	4.97	10.4
308		326.43	327.31	0.88	0.80	0.18	35	4.38	0.03	0.21	9.2	640	4.85	10.1
348		260.75	262.12	1.37	1.37	2.93	489	2.61	1.60	2.02	17.8	1,230	9.34	19.5
348		275.75	277.15	1.40	1.40	1.67	34	0.69	0.06	8.13	10.9	760	5.74	12.0
348		285.50	287.35	1.85	1.80	0.28	21	0.73	0.14	3.69	5.4	380	2.86	5.9
368		284.00	285.00	1.00	1.00	3.05	757	0.59	0.61	0.47	15.9	1,100	8.35	17.4
370		132.14	133.70	1.56	1.00	0.61	57	1.61	0.88	1.66	6.6	450	3.44	7.2
370		248.50	250.50	2.00	1.30	0.25	46	0.37	0.77	3.59	5.4	370	2.81	5.9
370		484.20	484.90	0.70	0.40	0.05	22	6.73	0.00	5.03	17.8	1,230	9.34	19.5
370		512.80	515.30	2.50	1.60	0.19	7	0.89	0.02	4.08	5.7	400	3.00	6.3
370		517.00	518.00	1.00	0.60	0.17	9	0.99	0.02	5.28	7.0	490	3.69	7.7
374		375.00	375.40	0.40	0.40	0.13	12	4.20	0.03	0.59	8.9	610	4.65	9.7
374		391.60	392.05	0.45	0.45	0.77	298	1.76	6.08	8.76	20.1	1,390	10.57	22.0
420		377.43	392.29	14.86	13.96	1.06	67	1.76	0.69	14.16	18.7	1,300	9.84	20.5
420	Incl.	377.43	387.43	10.00	9.40	1.41	91	1.96	0.97	17.91	23.4	1,620	12.30	25.6
436		472.05	476.05	4.00	3.80	1.29	62	0.37	0.74	4.91	7.8	540	4.11	8.6
436		524.70	525.75	1.05	1.00	1.42	184	1.46	0.58	1.17	8.3	570	4.35	9.1
458		369.00	372.00	3.00	3.00	0.56	39	2.56	0.02	3.43	9.1	630	4.80	10.0
464		348.20	372.00	23.80	23.50	3.54	195	0.89	0.72	12.16	19.6	1,360	10.30	21.5
464	Incl.	348.20	367.20	19.00	18.80	4.26	232	0.91	0.86	13.89	22.6	1,560	11.85	24.7
464	Incl.	360.20	367.20	7.00	6.90	4.58	308	0.98	1.03	22.19	31.8	2,200	16.70	34.8
467		303.15	306.93	3.78	3.74	3.76	259	0.57	1.60	4.02	13.3	920	6.96	14.5
467		317.25	335.05	17.80	16.40	6.56	545	1.38	3.85	6.69	25.5	1,770	13.40	27.9
467	Incl.	317.25	323.75	6.50	6.00	6.96	370	2.22	1.47	11.10	27.6	1,910	14.48	30.2
467	Incl.	328.05	333.05	5.00	4.60	8.47	970	1.30	10.44	5.44	36.3	2,510	19.06	39.7
468		491.00	502.20	11.20	10.00	1.48	73	0.42	0.52	5.26	8.5	590	4.44	9.3
468	Incl.	491.00	497.00	6.00	5.40	1.76	80	0.35	0.56	6.46	9.8	680	5.16	10.8
474		433.30	451.12	17.82	17.70	3.19	242	1.51	1.28	2.22	12.4	860	6.49	13.5
474	Incl.	434.30	440.30	6.00	6.00	2.81	231	2.55	2.03	5.30	17.1	1,180	8.97	18.7
474		460.12	464.90	4.78	4.78	13.60	834	0.41	3.66	4.30	32.6	2,260	17.11	35.7
479		423.20	445.20	22.00	21.60	1.60	98	0.54	0.78	6.83	10.8	750	5.65	11.8
479	Incl.	423.20	435.00	11.80	11.60	2.25	139	0.60	0.94	8.34	13.6	940	7.14	14.9
481		459.40	494.60	35.20	34.90	2.16	253	2.96	1.82	8.38	20.2	1,400	10.61	22.1
481		503.00	522.50	19.50	19.30	2.72	209	1.45	1.05	14.74	22.6	1,570	11.87	24.7
481	Incl.	508.40	514.00	5.60	5.50	4.46	370	1.90	0.92	25.90	37.7	2,610	19.77	41.2
481	Incl.	508.40	512.00	3.60	3.60	4.72	451	1.82	1.11	32.10	44.7	3,100	23.49	48.9
483		482.40	495.50	13.10	13.00	5.06	191	1.36	0.55	10.60	20.4	1,410	10.72	22.3
484		353.05	356.30	3.25	3.00	0.63	129	2.28	0.91	13.24	19.5	1,350	10.23	21.3
484		399.94	406.94	7.00	6.50	3.79	255	0.54	2.37	2.90	12.6	870	6.62	13.8
485		343.85	352.10	8.25	7.90	4.76	370	2.14	1.42	5.51	20.1	1,390	10.54	22.0
485	Incl.	343.85	348.85	5.00	4.80	5.17	437	3.16	1.68	7.22	25.1	1,740	13.19	27.5
485		407.00	409.00	2.00	1.90	0.41	26	1.46	0.31	4.31	7.7	530	4.04	8.4
486		504.05	509.45	5.40	5.30	2.40	115	1.67	0.79	9.81	16.7	1,150	8.76	18.2
486		526.45	529.65	3.20	3.10	2.87	171	1.32	1.43	6.10	14.3	990	7.51	15.7
486		535.80	545.00	9.20	9.00	4.15	162	1.61	1.07	10.20	19.5	1,350	10.25	21.4
486		549.30	576.50	27.20	26.50	16.02	609	0.90	1.01	5.22	31.9	2,210	16.76	34.9
486	Incl.	551.30	559.30	8.00	7.80	45.89	1555	0.29	1.34	2.46	72.0	4,980	37.79	78.7
486	Incl.	555.30	558.30	3.00	2.90	66.80	2233	0.25	1.50	2.03	102.3	7,080	53.71	111.9
486		592.35	593.75	1.40	1.40	1.14	96	1.15	0.44	4.92	9.5	660	4.98	10.4
488		429.00	449.70	20.70	19.00	1.00	87	0.86	0.98	6.08	10.1	700	5.28	11.0
488	Incl.	429.00	445.70	16.70	15.30	1.09	97	0.94	1.14	6.44	10.9	750	5.70	11.9
488	Incl.	429.00	441.70	12.70	11.70	1.25	115	1.03	1.40	6.88	12.0	830	6.30	13.1
490		425.60	435.25	9.65	9.20	1.68	214	2.45	1.91	11.81	21.4	1,480	11.23	23.4
490	Incl.	426.30	430.40	4.10	3.90	2.69	426	4.41	3.95	19.36	37.4	2,590	19.62	40.9
495		269.25	271.30	2.05	1.80	0.42	23	0.56	0.05	6.84	8.1	560	4.25	8.9
496		518.40	531.40	13.00	12.50	2.36	119	0.73	0.90	3.56	9.3	640	4.87	10.1
496		557.40	561.17	3.77	3.20	2.74	109	0.68	0.87	3.92	9.7	670	5.10	10.6
498		429.15	445.90	16.75	14.50	1.97	190	1.93	2.93	21.27	29.6	2,050	15.55	32.4
498	Incl.	429.15	436.90	7.75	6.70	2.28	262	2.32	3.95	20.32	31.5	2,180	16.53	34.4
498		468.90	473.30	4.40	3.80	15.99	682	0.33	3.42	5.73	33.8	2,340	17.74	37.0
500		486.50	489.50	3.00	3.00	0.15	18	1.86	0.02	7.94	11.2	780	5.90	12.3
503		540.00	544.00	4.00	3.90	2.41	136	1.11	0.54	1.21	7.9	550	4.17	8.7
503		555.00	559.60	4.60	4.50	0.43	18	1.32	0.04	9.16	11.6	800	6.08	12.7
509		506.70	515.70	9.00	9.00	1.01	62	0.38	0.35	5.58	8.0	550	4.18	8.7
509		538.25	551.82	13.57	13.57	3.26	205	1.14	0.97	6.88	15.3	1,060	8.02	16.7
509	Incl.	545.13	551.82	6.69	6.69	3.01	158	1.21	1.05	9.33	16.8	1,160	8.80	18.3
510		559.00	568.00	9.00	8.80	4.87	269	0.72	4.54	10.94	22.9	1,590	12.03	25.1
510	Incl.	559.00	563.00	4.00	3.90	4.25	285	0.81	6.64	15.66	28.3	1,960	14.84	30.9
510		573.90	585.90	12.00	11.70	11.10	639	0.82	1.95	7.64	30.1	2,080	15.79	32.9
510	Incl.	582.00	585.00	3.00	2.90	34.95	1930	0.70	2.86	5.78	71.2	4,930	37.37	77.9
510	Incl.	583.00	585.00	2.00	2.00	45.70	2653	0.62	2.90	6.25	92.7	6,420	48.65	101.4
511		558.50	560.10	1.60	1.60	1.36	130	1.18	0.95	9.31	14.6	1,010	7.65	15.9
512		593.95	596.10	2.15	2.10	2.30	166	2.28	1.26	12.88	21.6	1,490	11.33	23.6
517		498.50	508.00	9.50	8.20	1.17	114	1.39	1.16	10.27	15.6	1,080	8.17	17.0
517		503.85	508.00	4.15	3.60	0.69	102	2.07	0.43	15.11	20.2	1,400	10.60	22.1
517		582.00	589.00	7.00	6.10	4.82	153	0.50	1.75	2.73	11.5	800	6.05	12.6
519		491.10	494.07	2.97	2.60	0.73	21	1.03	0.02	6.54	9.0	620	4.72	9.8
522		488.00	492.80	4.80	4.20	3.01	160	1.46	0.91	13.70	21.2	1,470	11.12	23.2
525		517.10	521.10	4.00	3.10	0.63	73	1.77	0.21	1.36	6.4	440	3.37	7.0
527		525.29	542.25	16.96	16.80	4.17	227	0.46	1.70	5.81	14.7	1,020	7.71	16.1
527	Incl.	529.29	536.20	6.91	6.80	5.60	309	0.68	2.16	6.06	18.2	1,260	9.57	19.9
527		546.20	550.20	4.00	4.00	0.27	40	2.71	0.04	3.33	9.1	630	4.76	9.9
531		531.33	558.96	27.63	26.70	2.30	194	1.26	1.21	6.92	14.6	1,010	7.65	15.9
531	Incl.	533.33	536.00	2.67	2.60	4.75	311	0.61	3.11	10.70	22.1	1,530	11.59	24.1
531	Incl.	550.06	557.06	7.00	6.80	2.61	194	2.57	1.01	8.00	18.2	1,260	9.57	19.9
532		379.20	381.00	1.80	1.70	0.12	115	4.96	0.09	0.90	12.1	840	6.35	13.2
534		417.30	421.80	4.50	3.90	2.61	205	1.37	1.12	4.97	13.4	930	7.04	14.7
535		531.70	534.50	2.80	1.80	4.19	210	0.75	1.13	3.01	12.1	840	6.34	13.2
536		585.85	594.85	9.00	9.00	1.95	110	0.42	1.01	3.82	8.4	580	4.43	9.2
536	Incl.	590.85	594.85	4.00	0.80	0.80	56	0.60	0.89	6.71	9.4	650	4.95	10.3
541		577.00	584.00	7.00	5.90	1.14	106	0.44	0.77	6.94	10.3	710	5.42	11.3
541	Incl.	580.00	583.00	3.00	3.00	0.60	69	0.51	0.58	9.66	11.7	810	6.17	12.8
544		538.40	547.15	8.75	8.75	3.27	202	0.61	0.87	3.28	10.9	750	5.72	11.9
544	Incl.	538.40	541.40	3.00	3.00	4.05	243	0.44	1.41	6.09	14.8	1,030	7.78	16.2
546		541.15	546.00	4.85	4.85	7.14	306	0.38	1.86	6.62	19.5	1,350	10.22	21.3
546	Incl.	543.15	545.15	2.00	2.00	7.58	313	0.45	2.55	13.28	26.7	1,850	13.99	29.2
554		485.60	487.90	2.30	2.30	0.13	39	1.14	0.52	12.64	14.7	1,020	7.73	16.1
555		533.88	572.50	38.62	38.62	1.90	138	0.50	0.83	3.55	8.6	600	4.51	9.4
555	Incl.	533.88	550.50	16.62	16.62	2.96	213	0.38	1.13	2.85	10.0	700	5.28	11.0
555		554.50	559.50	5.00	5.00	1.38	122	0.91	0.71	4.42	9.4	650	4.92	10.2
555		564.50	572.50	8.00	8.00	1.00	61	0.50	0.85	5.42	8.3	570	4.35	9.1
557		512.00	516.65	4.65	4.65	2.58	135	0.46	0.48	1.80	7.3	510	3.85	8.0
559		509.65	513.65	4.00	2.45	3.68	205	0.67	1.01	2.51	10.8	750	5.69	11.8
562		388.50	394.20	5.70	5.42	4.06	236	1.14	1.74	5.10	15.4	1,060	8.07	16.8
562	Incl.	390.50	394.20	3.70	3.52	4.60	260	1.39	1.97	7.55	19.1	1,320	10.03	20.9
562		409.50	411.50	2.00	1.90	1.58	80	1.73	0.15	1.62	7.6	530	3.99	8.3
563		545.00	549.80	4.80	3.68	2.96	169	1.21	0.86	3.32	11.3	780	5.91	12.3
563		551.00	557.00	6.00	4.60	0.71	122	2.36	0.31	1.38	8.4	580	4.42	9.2
563		562.40	567.40	5.00	3.83	1.08	89	3.12	0.69	3.85	12.3	850	6.43	13.4
563		572.60	576.60	4.00	3.06	0.54	54	0.66	0.25	8.65	10.6	740	5.58	11.6
564		379.50	383.50	4.00	3.94	1.95	128	0.44	0.91	1.62	6.7	460	3.50	7.3
565		407.00	421.00	14.00	12.60	1.63	100	0.64	0.91	4.56	9.0	620	4.73	9.9
565	Incl.	417.00	421.00	4.00	3.60	2.06	92	0.76	1.12	6.19	11.2	770	5.87	12.2
566		544.00	550.00	6.00	4.60	3.61	242	0.37	1.25	0.14	8.7	600	4.56	9.5
566		552.00	554.00	2.00	1.53	1.44	263	3.13	0.72	4.76	16.0	1,110	8.40	17.5
566		558.00	566.00	8.00	6.13	1.56	95	1.75	0.54	3.77	10.0	690	5.27	11.0
566		566.00	571.00	5.00	3.83	0.77	91	0.38	0.50	4.72	7.4	510	3.89	8.1
566		576.00	584.00	8.00	6.13	0.95	80	1.29	0.59	5.73	10.2	700	5.33	11.1
571		404.60	406.50	1.90	1.82	0.40	79	3.13	0.03	0.16	7.7	530	4.02	8.4
572		556.60	560.60	4.00	3.98	4.92	282	0.69	1.27	2.72	13.6	940	7.12	14.8
572		560.60	564.30	3.70	3.69	2.93	234	0.73	1.04	0.72	9.0	620	4.71	9.8
576		402.30	416.30	14.00	13.80	0.43	33	2.13	0.11	14.79	18.6	1,280	9.74	20.3
576	Incl.	402.30	406.30	4.00	4.00	0.72	70	2.43	0.27	24.33	28.8	1,990	15.10	31.5
578		400.50	406.50	6.00	6.00	1.38	103	3.35	1.10	17.01	25.5	1,760	13.37	27.8
578		413.50	417.50	4.00	4.00	0.17	13	1.38	0.04	8.24	10.5	730	5.53	11.5
580		382.30	387.05	4.75	4.11	3.42	264	1.65	2.21	15.59	26.0	1,800	13.64	28.4
580		389.18	391.22	2.04	1.77	0.93	53	1.82	0.30	10.94	15.3	1,060	8.06	16.8
591	Results pending
592	Results pending
596		534.65	542.95	8.30	8.30	2.96	240	0.89	0.91	10.79	18.54	1,280	9.73	20.3
597	Results pending
598		285.85	294.50	8.65	7.71	2.25	122	1.52	0.84	24.27	29.61	2,050	15.54	32.4

Metal equivalent calculations used the following prices: Au US$450/oz; Ag US$6.5/oz; Cu US$1.25/lb; Pb US$0.40/lb; Zn US$0.60/lb
1. Gold Equivalent (Au EQ g/t): =(Au g/t)+(Ag g/t*0.20898/14.468)+(Cu %*27.558/14.468)+(Pb %*8.8185/14.468)+(Zn %*13.228/14.468)
2. Silver Equivalent (Ag EQ g/t): =(Au g/t*14.468/0.20898)+(Ag g/t)+(Cu %*27.558/0.20898)+(Pb %*8.8185/0.20898)+(Zn %*13.228/0.20898)
3. Copper Equivalent (Cu EQ %): =(Au g/t*14.468/27.558)+(Ag g/t*0.20898/27.558)+(Cu %)+(Pb %*8.8185/27.558)+(Zn %*13.228/27.558)
4. Zinc Equivalent (Zn EQ %): =(Au g/t*14.468/13.228)+(Ag g/t*0.20898/13.228)+(Cu %*27.558/13.228)+(Pb %*8.8185/13.228)+(Zn %)
Holes with no significant intersections: 306, 372, 415, 432, 441, 459-464, 465-466, 469-473, 476, 487, 489, 491, 493-494, 497, 499, 501-502,
504-508, 513, 515-516, 518, 520, 521, 523-524, 530, 533, 537-540, 542-543, 545, 547-548, 550-553, 556, 558, 560-561, 567-570,573-575, 577, 579, 581, 593-595
Abandonned holes: 492, 514, 549

378400 mE
378600 mE
378800 mE
379000 mE
379200 mE
N
North Zone
San Raphael Fault
596
581
593
594
595
598
2011400 mN
2011200 mN
2011000 mN
2010800 mN
2010600 mN
2010400 mN
Southwest Zone
Southeast Zone
G9
LEGEND
New Drill Hole Results
Drill Hole Previously Announced
San Raphael Fault
Gravity Anomaly
Drill Trace with hole bottom & number
Massive Sulphide Thickness
Units: metres
25
10
5
1
0
100
200
metres

CAMPO MORADO - G9

Drill Hole Location Map